

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Interchange Clearing LLC

We have examined Interchange Clearing LLC's (the Company) statements, included in the accompanying Interchange Clearing LLC Annual Report of Compliance and Internal Control over Compliance, that (1) The Company's Internal Control Over Compliance was effective during the most recent period May 12, 2025 through December 31, 2025; (2) The Company's Internal Control Over Compliance was effective as of December 31, 2025; (3) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent period ended December 31, 2025; and (4) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company. Interchange Clearing LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Interchange Clearing LLC's with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, Customer Account Statements, of FINRA that requires account statements to be sent to the customers of Interchange Clearing LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Interchange Clearing LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Interchange Clearing LLC's internal control over compliance was effective as of and during the most recent period May 12, 2025 through December 31, 2025; Interchange Clearing LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025 was derived from Interchange Clearing LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Interchange Clearing LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Interchange Clearing LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Interchange Clearing LLC's statements referred to above are fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2026